Public Service Company of New Mexico
414 Silver Ave. SW
Albuquerque, New Mexico 87102-3289

May 23, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Public Service Company of New Mexico
Registration Statement on Form S-3 Filed May 16, 2023
File No. 333-271969 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Public Service Company of New Mexico (the “Company”), the undersigned hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective time of the Registration Statement of the Company be accelerated to 4:30 p.m., Eastern Time, on Thursday, May 25, 2023, or as soon as practicable thereafter. The Company respectfully requests that you notify Leonard Sanchez, Assistant Secretary of the Company by a telephone call to (505) 241-4941 of such effectiveness.

Please contact Dave Meyers of Troutman Pepper Hamilton Sanders LLP at (804) 697- 1239 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

PUBLIC SERVICE COMPANY OF NEW MEXICO

By: /s/ Leonard D. Sanchez
Name: Leonard D. Sanchez
Title: Assistant Secretary

cc: Dave Meyers, Troutman Pepper Hamilton Sanders LLP